PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

RECEIVED

2005 OCT 31 A 10:78

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012142

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

October 26, 2005

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated October 05, 2005 : "Ford Motor Company and PSA Peugeot Citroën strengthen diesel engine co-operation."
- Press release dated October 05, 2005 : "Peugeot's position following the European Commission's Decision."
- Press release dated October 24, 2005 : "PSA Peugeot Citroën – 2006 Agenda."

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED

OCT 31 2005

THOMSON FINANCIAL

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

10/31

PSA PEUGEOT CITROËN

FORD MOTOR COMPANY AND PSA PEUGEOT CITROËN STRENGTHEN DIESEL ENGINE CO-OPERATION

London/Paris October 5 2005: Ford Motor Company and PSA Peugeot Citroën have today announced the fourth phase of their groundbreaking diesel engine co-operation, with the launch of two new families of light, clean, efficient engines for their commercial vehicle and executive car lines.

This announcement is the latest in a series of successful steps within the co-operation, which has seen the two companies jointly design and develop a series of state-of-the-art diesel engines for use across their car and commercial vehicle brands. These engines are being successfully deployed across a wide range of products, from small superminis to the largest executive cars and now with commercial vehicles as well.

Ford Motor Company now uses engines produced through the collaboration in its Ford, Mazda, Volvo, Jaguar and Land Rover brands, while PSA Peugeot Citroën uses them in its Peugeot and Citroën products.

The programme was launched initially in 1998. Since then, more than four million diesel engines have been produced, making Ford Motor Company and PSA Peugeot Citroën jointly the world's leading diesel engine makers.

Major Investment for Phase 4
Phase 4 of the co-operation has seen a joint investment of €332 million for the development of two new engines.

Ford Motor Company will produce a dedicated 2.2-litre commercial diesel engine optimised for durability and ruggedness for the Ford Transit, and for PSA Peugeot Citroën's new LCVs , from its advanced Dagenham engine plant in Essex, England. Up to 200,000 units of these engines will be produced per year.

PSA Peugeot Citroën will produce a 2.2-litre premium, high output diesel engine for both companies' medium/large and executive models from its Trémery plant, Moselle France. The Trémery plant is the world's largest diesel engine facility. It will produce these engines at a rate of up to 200,000 units per year.

Phase 4 of the co-operation was launched today by L.W.K. Booth, Executive Vice President Premier Automotive Group and Ford of Europe, and Jean-Martin Folz, CEO of PSA Peugeot Citroën.

Booth and Folz described the co-operation as "one of the most successful engine development programmes in the car business today."

They added: "We should also state that they are some of the best diesel engines on the road today, and they feature in small, medium and large cars in both premium and non-premium markets. Today's announcement adds commercial vehicle to the impressive mix and a premium 4 cylinder engine for passenger cars that was not planed initially in this fourth phase."

File No. 82 - 3531

Both advanced common rail diesel engines feature a number of technical innovations. The new 2.2-litre diesel engine designed and engineered specifically for light and medium commercial vehicles features smart technology which allows its 'brain' to constantly adjust itself for maximum efficiency during the life of the engine. The new 2.2-litre premium diesel engine for passenger executive cars features a new Extreme Conventional Combustion System (ECCS), which reduces emissions at source while improving performance and running noise.

Notes to editors:

The first three phases of the Ford Motor Company/PSA Peugeot Citroën co-operation is summarised as follows:

Phase 1 of the co-operation was a 1.4 litre (1,399cc) common-rail turbo-diesel engine and used by Ford in the Fiesta and Fusion, by Peugeot initially in the 206 and later in the 307 and by Citroën in the C2 and C3. This was first announced in 2001. A 1.6 litre (1,590cc) common-rail diesel engine was also part of the Phase 1 announcement and, together with the 1.4-litre variant, is now used in a wide variety of Ford Motor Company and PSA Peugeot Citroën applications.

Phase 2 of the co-operation was a 2.0 (1,998cc), four cylinder common-rail turbo-diesel 16 valve unit, announced in early 2003.

Phase 3: While the first two phases of the project were led by PSA Peugeot Citroën, Phase 3 was led by Ford Motor Company. This was the production of a high performance V6 six-cylinder 24-valve unit, announced in June 2003. The first product to benefit from this engine was the Jaguar S-Type, followed by the Peugeot 607. Since then, it has also been installed in the Land Rover Discovery, Range Rover Sport and the new Jaguar XJ and will be fitted in the Peugeot 407 Coupe and the Citroën C6 when both cars are launched on the market.

PSA PEUGEOT CITROËN

FINANCIAL INFORMATION

Paris – October 5, 2005

Peugeot's Position Following the European Commission's Decision

Peugeot has taken note of the European Commission's decision and regrets that its arguments have been rejected.

The Commission accuses Peugeot Nederland primarily of having set up a dealer compensation system suspected of limiting cross-border sales in the Netherlands.

As a matter of fact, this compensation system was designed solely to increase Peugeot's share of the Dutch market and was not in any way intended to restrict cross-border sales. As a result, Peugeot registrations in the Netherlands rose by nearly 50% from 1997 to 2003, the period under review, and its market share widened from 7.1% to 10.4%.
Non-residents who wanted to buy a Peugeot in the Netherlands were able to do so and their cars were delivered.
According to Peugeot, the real issue lies in the lack of tax harmonization in Europe, which causes prices to differ from one country to another.

Peugeot will examine the decision when it is notified before deciding whether to appeal.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

PSA PEUGEOT CITROËN
Financial Information

October 24, 2005

PSA PEUGEOT CITROËN

2005 - 2006 AGENDA

Please find hereafter the 2005 - 2006 events for the PSA Peugeot Citroën Group:

- October 27, 2005: **Nine months 2005 sales and revenue** (5.45 pm Paris time)
  Conference call at 6.00 pm (Paris time)

- January 5, 2006: **2005 unit sales**

- February 8, 2006: **2005 full year results** (before market hours)
  Analysts meetings to be arranged

- April 27, 2006: **First quarter 2006 sales and revenue** (after market hours)
  Conference call to be arranged

- May 24, 2006: **Annual Stockholders' Meeting**

- May 31, 2006: **Dividend payment** (subject to AGM approval)

- July 26, 2006: **2006 first half results** (before market hours)
  Analysts meetings to be arranged

- October 26, 2006: **Nine months 2006 sales and revenue** (after market hours)
  Conference call to be arranged

These informations are available on our **Web Site: www.psa-peugeot-citroen.com**

DFCP – Investor Relations Department - 75 avenue de la Grande Armée 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 - www.psa-peugeot-citroen.com